UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D. C. 20549

FORM 8-K

CURRENT REPORT
Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported)   **May 18, 2016**

AMERICAN INDEPENDENCE CORP.
(Exact name of registrant as specified in its charter)

Delaware	**001-05270**	**11-1817252**
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(I.R.S. Employer Identification No.)

485 Madison Avenue, New York, NY	**10022**
(Address of principal executive offices)	(Zip Code)

Registrant's telephone number, including area code: **(212) 355-4141**

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

□ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

□ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-2)

□ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

□ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13a-4(c))

Item 3.01   Failure to Satisfy a Continued Listing Rule or Standard

On May 18, 2016, American Independence Corp. (the "Company") received notice (the "Notice") from the Listing Qualifications Department of The NASDAQ Stock Market ("Nasdaq") indicating that the Company was not in compliance with Nasdaq Listing Rule 5250(c)(1) because the Company has not yet filed its Form 10-Q for the three month period ended March 31, 2016, and remains delinquent in filing its Form 10-K for the year ended December 31, 2015 ("Form 10-K").

Nasdaq indicated that the Company has until June 14, 2016 to submit a plan to regain compliance. If Nasdaq accepts the Company's plan, it may grant an exception of up to 180 calendar days from the due date of the Company's Form 10-K, or October 11, 2016, to regain compliance.

The Company issued a press release on May 20, 2016 disclosing receipt of the Notice, a copy of which is attached hereto as Exhibit 99.1.

Item 9.01.   Financial Statements and Exhibits.

(d)   Exhibits

99.1   Press Release

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AMERICAN INDEPENDENCE CORP.

/s/ *David T. Kettig*   Date: May 20, 2016
David T. Kettig
President

Exhibit 99.1

AMERICAN INDEPENDENCE CORP.
485 MADISON AVENUE
NEW YORK, NEW YORK 10022
NASDAQ – AMIC

CONTACT: LOAN NISSER
(646) 509-2107
www.americanindependencecorp.com

NEWS RELEASE

AMERICAN INDEPENDENCE CORP.
RECEIVES NASDAQ LETTER

New York, New York, May 20, 2016. American Independence Corp. (NASDAQ: AMIC) today announced that it has received a letter from the Listing Qualifications Department of The NASDAQ Stock Market ("Nasdaq") notifying the Company of its noncompliance with Nasdaq Listing Rule 5250(c)(1) because the Company has not yet filed its Form 10-Q for the three month period ended March 31, 2016 ("Form 10-Q"), and remains delinquent in filing its Form 10-K for the year ended December 31, 2015 ("Form 10-K"). Nasdaq indicated that the Company has until June 14, 2016 to submit a plan to regain compliance. If Nasdaq accepts the Company's plan, it may grant an exception of up to 180 calendar days from the due date of the Company's Form 10-K, or October 11, 2016, to regain compliance.

The Company intends to regain compliance with the NASDAQ's filing requirements, and will file its Form 10-Q and Form 10-K as soon as practicable.

The Notice does not result in the immediate delisting of the Company's common stock and the stock will continue to trade uninterrupted under its current trading symbol.

About American Independence Corp.

American Independence Corp. is a holding company principally engaged in health insurance and reinsurance. It provides specialized health coverage and related services to commercial customers and individuals. Through Independence American Insurance Company and its other subsidiaries, it offers non-subscriber occupational accident, pet insurance, short-term medical, vision, dental and various supplemental products. Through its subsidiaries IHC Specialty Benefits, Inc. (including through www.healthedeals.com and www.aspiraAmas.com), IPA Direct, LLC and IPA Family, LLC, AMIC markets products underwritten by its affiliates companies and various products (including ACA plans and medical stop-loss) on behalf of unaffiliated carriers.

Forward-Looking Statements

Certain statements and information contained in this release may be considered "forward-looking statements," such as statements relating to management's views with respect to future events and financial performance. Such forward-looking statements are subject to risks, uncertainties and other factors that could cause actual results to differ materially from historical experience or from future results expressed or implied by such forward-looking statements. Potential risks and uncertainties include, but are not limited to, economic conditions in the markets in which AMIC operates, new federal or state governmental regulation, AMIC's ability to effectively operate, integrate and leverage any past or future strategic acquisition, and other factors which can be found in AMIC's other news releases and filings with the Securities and Exchange Commission. AMIC expressly disclaims any duty to update its forward-looking statements unless required by applicable law.